02018784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50257

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tiffany Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3111 N. University Drive, Suite 431
(No. and Street)

Coral Springs (City) | Florida (State) | 33065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Cho, President | (954) 656-1040 (Area Code – Telephone No.)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Jay Cho . swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tiffany Capital Corporation, as of December 31, 20 01 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

OFFICIAL NOTARY SEAL
ALEX FELDMAN
COMMISSION NUMBER
CC 900456
MY COMMISSION EXPIRES
JAN. 6,2004
NOTARY PUBLIC STATE OF FLORIDA

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Charlie M. Meeks, Partner

INDEPENDENT AUDITORS' REPORT

Board of Directors
Tiffany Capital Corporation
Coral Springs, Florida

We have audited the accompanying statement of financial condition of Tiffany Capital Corporation as of December 31, 2001, and the related statements of loss, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiffany Capital Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLP

February 20, 2002

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277

TIFFANY CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	21,391
Property and equipment, net of accumulated depreciation of $610		1,474
Deposits with clearing broker and other		7,322
	$	30,187

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	1,800
Accrued expenses		1,796
		3,596
Stockholder's equity:		
Common stock, no par value, authorized 1,000 shares, issued and outstanding 100 shares		86,552
Accumulated deficit		(59,961)
		26,591
	$	30,187

See notes to financial statements.

TIFFANY CAPITAL CORPORATION

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission income	$ 102,086
Interest income	544
	102,630
Expenses:	
Clearing and communications	44,473
Selling, general and administrative	68,267
Depreciation	417
	113,157
Net loss	$ (10,527)

See notes to financial statements.

TIFFANY CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common stock		Accumulated	
	Shares	Amount	(Deficit)	Total
Balances, December 31, 2000	100	$ 76,552	$ (49,434)	$ 27,118
Return of capital	-	(15,000)	-	(15,000)
Capital contributions	-	25,000	-	(25,000)
Net loss	-	-	(10,527)	(10,527)
Balances, December 31, 2001	100	$ 86,552	$ (59,961)	$ 26,591

See notes to financial statements.

TIFFANY CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (10,527)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	417
Changes in operating activities and liabilities:	
Decrease in receivable from clearing broker	5,337
Increase (decrease) in accounts payable	(400)
Increase (decrease) in accrued expenses	(8,825)
Total adjustments	(3,471)
Net cash used by operating activities	(13,998)
Cash flows from financing activities:	
Capital contributions	25,000
Return of capital	(15,000)
Net cash provided by financing activities	10,000
Net decrease in cash and cash equivalents	(3,998)
Cash and cash equivalents at beginning of year	25,389
Cash and cash equivalents at end of year	$ 21,391

See notes to financial statements.

TIFFANY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Tiffany Capital Corporation (the "Company") was incorporated in Florida on March 21, 1997 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company clears its trades through a third-party reintroducing broker agreement with Securities Service Network, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Equipment:

Equipment is stated at cost. The service lives for all equipment has been estimated at 5 years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Cash and cash equivalents:

Cash and cash equivalents generally include cash in banks and money market funds.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company and its sole shareholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, federal income taxes have not been provided for in the 2001 financial statements.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising costs:

Advertising costs are expenses as incurred. For the year ended December 31, 2001, total advertising expense amounted to $274.

TIFFANY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2001

2. Property and equipment:

The following is a summary of property and equipment at December 31, 2001:

Furniture and computers	$ 2,084
Less accumulated depreciation	610
	$ 1,474

3. Lease commitment:

On December 5, 2000, the Company executed a lease agreement for office space in Coral Springs, Florida under a non-cancelable lease agreement. The lease term commenced on February 1, 2001 and expires on January 31, 2006. The agreement requires minimum monthly payments of $2,322 for the first year, and for each subsequent year, a 3% increase over the previous year's monthly rent. The Company may, at its option, renew the term of this lease for an additional five years upon written notice no later than 90 days in advance of the lease expiration date. For the year ended December 31, 2001, total rent expense amounted to $27,070.

The total minimum least commitment for each of the next four years and in the aggregate at December 31, 2001 is as follows:

Year ending	
2002	$ 28,630
2003	29,489
2004	30,374
2005	31,285
2006	2,613
	$ 122,391

4. Financial instruments:

The Company's financial instruments are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2001, the Company had excess net capital of $17,365 and a net capital ratio of .16 to 1.

TIFFANY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2001

6. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2001.

7. Supplemental disclosures of cash flow information:

Cash was paid during the year for:

Interest	None
Income taxes	None

8. Concentration of credit risk:

The Company uses a clearing broker for all of its trades. At December 31, 2001, the clearing broker is indebted to the Company for deposits.

TIFFANY CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital		
Total stockholder's equity	$	26,591
Deductions:		
Nonallowable assets:		
Property and equipment		(1,474)
Deposits		(2,322)
Haircut on securities		(428)
Net capital	$	22,367
Reconciliation with Company's computation (included in Part II of Form Z-17A-5 as of December 31, 2000)		
Net capital, as reported in Company's Part II FOCUS report	$	22,635
Rounding		2
Net capital per above	$	22,367

TIFFANY CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED DECEMBER 31, 2001

Aggregate indebtedness:		
Accounts payable	$	1,800
Accrued expenses		1,796
Total aggregate indebtedness	$	3,596

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Charlie M. Meeks, Partner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Tiffany Capital Corporation
Coral Springs, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Tiffany Capital Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directions, management, the Securities Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cumming & Gorey LLP

February , 2002